Exhibit 99.1

Kingsoft Cloud Announces Proposed Public Equity Offering and Concurrent Private Placement to Kingsoft
Corporation

BEIJING, April 16, 2025 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced the commencement of an underwritten public offering (the “Public Offering”) of 18,500,000 of American depositary shares (the “ADSs”), each representing 15 ordinary shares of the Company, or a total of 277,500,000 ordinary shares (the “Firm Shares”). All ADSs will be offered by Kingsoft Cloud. Kingsoft Cloud expects to grant the underwriters a 30-day option to purchase additional ADSs. Investors have an option to receive ordinary shares of the Company to be traded on the HKEX (the “Shares”) in lieu of ADSs in this offering.

Morgan Stanley Asia Limited, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch, The Hongkong and Shanghai Banking Corporation Limited, and Merrill Lynch (Asia Pacific) Limited are acting as the underwriters for the Public Offering, which is subject to market and other conditions, and there can be no assurance as to whether or when the Public Offering may be completed.

Concurrently with, and subject to, among other closing conditions, the completion of the Public Offering, the Company’s existing shareholder, Kingsoft Corporation Limited (“Kingsoft Corporation”) has agreed to purchase from the Company certain number of its ordinary shares at a price per share equal to the Public Offering price per ordinary shares, in a concurrent private placement (the “Concurrent Private Placement”). The number of shares to be purchased by Kingsoft Corporation equals 20% of the aggregate number of (i) the Firm Shares and (ii) the shares to be purchased in the Concurrent Private Placement, subject to certain adjustments. The Concurrent Private Placement to Kingsoft Corporation is being made pursuant to Regulation S of the Securities Act of 1933, as amended. The Concurrent Private Placement constitutes connected transactions within the meaning of the Listing Rules of The Stock Exchange of Hong Kong Limited and are subject to, among other conditions, (i) the approval by independent shareholders in a shareholder meeting the Company plans to convene, and (ii) the completion of the Public Offering.

The Company plans to use the net proceeds from the Public Offering and the Concurrent Private Placement for (i) investments in upgrading and expanding infrastructure, (ii) investments in technology and product development, and (iii) general corporate and working capital purposes.

The ADSs and ordinary shares are offered in the Public Offering pursuant to an automatic shelf registration statement on Form F-3 filed with the SEC and is available on the SEC’s website at http://www.sec.gov. A preliminary prospectus supplement and an accompanying prospectus related to the proposed Public Offering have been filed with the SEC and are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, or by telephone at +1-866-718-1649 or by emailing prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; China International Capital Corporation Hong Kong Securities Limited, 29/F International Finance Center, No.1 Harbor View Street, Central, Hong Kong, by email at ecm_supernova_plus@cicc.com.cn; Deutsche Bank AG, Hong Kong Branch, Attention: Asia Equity Capital Market, Level 60, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong, or by phone at +852 2203-8166 or by email at asia.ecm.internal@list.db.com; HSBC Securities (USA) Inc. sales representative or by emailing ny.equity.syndicate@us.hsbc.com; or Merrill Lynch (Asia Pacific) Limited, c/o BofA Securities, Inc., Attention: Prospectus Department, One Bryant Park, New York, NY, 10036, United States, or by telephone at +1 (800) 294-1322 or by email at dg.prospectus_requests@bofa.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs, Shares or any other securities of the Company, nor shall there be any sale of ADSs or Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to”, “could”, “potential” or other similar expressions. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; Kingsoft Cloud’s ability to monetize its customer base; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com